Exhibit 99.1

TD Provides Update on the Phase-Out of Non-Qualifying Capital Instruments under Basel III

TORONTO – February 27, 2020 - The Toronto-Dominion Bank (“TD Bank Group” or “TD”) announced today that, subject to regulatory approval, it currently expects to exercise a regulatory event redemption right in its fiscal 2022 year in respect of the TD Capital Trust IVTM Notes – Series 2 outstanding at that time, meaning that this redemption right could occur as early as November 1, 2021.

Under Basel III, any non-qualifying capital instruments (such as the TD Capital Trust IVTM Notes – Series 2) outstanding as of November 1, 2021 will not be recognized as regulatory capital.

TD's expectations are based on a number of factors and assumptions, including, but not limited to TD's current and expected future capital position taking into account the expected redemptions of TD's capital instruments, the assumption that other redemption rights, as applicable, are not exercised or other capital management actions are not taken, and current market conditions. Given the uncertainty related to the financial, economic, legislative and regulatory environments, these factors - some of which are beyond TD's control and the effects of which can be difficult to predict - could change materially over time and result in a change in the expectations expressed in this press release.

About TD Bank Group

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group ("TD" or the "Bank"). TD is the sixth largest bank in North America by branches and serves over 26 million customers in three key businesses operating in a number of locations in financial centres around the globe: Canadian Retail, including TD Canada Trust, TD Auto Finance Canada, TD Wealth (Canada), TD Direct Investing, and TD Insurance; U.S. Retail, including TD Bank, America's Most Convenient Bank®, TD Auto Finance U.S., TD Wealth (U.S.), and an investment in TD Ameritrade; and Wholesale Banking, including TD Securities. TD also ranks among the world's leading online financial services firms, with more than 13 million active online and mobile customers. TD had $1.5 trillion in assets on January 31, 2020. The Toronto-Dominion Bank trades under the symbol "TD" on the Toronto and New York Stock Exchanges.

For further information contact:

Gillian Manning, Head of Investor Relations, 416-308-6014

Julie Bellissimo, Manager, Media Relations, 416-965-6050